Form 11-K/A
United States
Securities and Exchange Commission
Washington, D.C. 20549

(Mark One)

(X)	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003 or
( )	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission file number 1-5224

The Stanley Account Value Plan
(Full title of the plan)

The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

Stanley Account Value Plan

Years ended December 31, 2003 and 2002

Stanley Account Value Plan

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Finance and Pension Committee of The Board of Directors
The Stanley Works

We have audited the accompanying statements of net assets available for benefits of the Stanley Account Value Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Hartford, Connecticut
June 25, 2004, except for Note 8, as
to which the date is August 27, 2004

Stanley Account Value Plan

Statement of Net Assets Available for Benefits

December 31, 2003

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Assets
Investments, at current market value:
The Stanley Works common stock:
37,653 shares (cost $618,331)			$1,425,919			$1,425,919
5,137,281 shares (cost $125,104,726)	$194,548,831					194,548,831
6,711,139 shares (cost $118,470,832)				$254,150,834		254,150,834
Short-term investments and other (cost $18,032,041)	3,083,991		14,893,485	54,565		18,032,041
Mutual Funds (cost $76,204,358)			43,354,570		$39,964,322	83,318,892
	197,632,822		59,673,974	254,205,399	39,964,322	551,476,517

Cash	10,778	$72,569				83,347
Dividends and interest receivable	1,059		1,045,363	27	296,379	1,342,828
Debt issuance costs, net of accumulated amortization of $519,086				2,312,292		2,312,292
Loans to participants		6,587,819				6,587,819
	197,644,659	6,660,388	60,719,337	256,517,718	40,260,701	561,802,803

Liabilities
Debt				173,826,607		173,826,607
Accounts payable			1,009,821		326,495	1,336,316
			1,009,821	173,826,607	326,495	175,162,923

Net assets available for benefits	$197,644,659	$6,660,388	$59,709,516	$82,691,111	$39,934,206	$386,639,880

See accompanying notes.

Stanley Account Value Plan

Statement of Net Assets Available for Benefits

December 31, 2002

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Assets
Investments, at current market value:
The Stanley Works common stock:
43,515 shares (cost $704,336)			$1,504,749			$1,504,749
5,094,566 shares (cost $121,725,124)	$176,170,092					176,170,092
7,126,731 shares (cost $130,754,375)				$246,442,358		246,442,358
Short-term investments and other (cost $28,982,513)	4,132,924		24,805,195	35,501	$8,893	28,982,513
Mutual Funds (cost $61,696,646)			27,544,417		26,478,741	54,023,158
	180,303,016		53,854,361	246,477,859	26,487,634	507,122,870

Cash	675,252	$145,048				820,300
Dividends and interest receivable	3,052		376,196	246	80,989	460,483
Debt issuance costs, net of accumulated amortization of $424,707				2,406,671		2,406,671
Loans to participants		6,329,453				6,329,453
	180,981,320	6,474,501	54,230,557	248,884,776	26,568,623	517,139,777

Liabilities
Debt				180,826,604		180,826,604
Accounts payable			343,717		114,234	457,951
			343,717	180,826,604	114,234	181,284,555

Net assets available for benefits	$180,981,320	$6,474,501	$53,886,840	$68,058,172	$26,454,389	$335,855,222

See accompanying notes.

Stanley Account Value Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Additions
Investment income:
Dividends	$5,285,963	$—	$16,159	$7,134,632	$69,206	$12,505,960
Interest	45,341		214,156	872	497,737	758,106
	5,331,304		230,315	7,135,504	566,943	13,264,066

Net appreciation	17,403,933		9,445,401	18,903,480	6,219,805	51,972,619
Employee contributions	4,859,561				7,877,892	12,737,453
Employer contribution (non-cash)	6,170,231					6,170,231
	33,765,029		9,675,716	26,038,984	14,664,640	84,144,369
Deductions
Withdrawals	(17,411,822)		(4,437,178)			(21,849,000)

Administrative expenses	(383,385)		(108,816)		(110,566)	(602,767)
Amortization expense				(94,379)		(94,379)
Interest expense				(10,813,565)		(10,813,565)
	(17,795,207)		(4,545,994)	(10,907,944)	(110,566)	(33,359,711)

Interfund transfers in (out)	693,517	185,887	692,954	(498,101)	(1,074,257)	—
Net increase	16,663,339	185,887	5,822,676	14,632,939	13,479,817	50,784,658

Net assets available for benefits at beginning of year	180,981,320	6,474,501	53,886,840	68,058,172	26,454,389	335,855,222
Net assets available for benefits at end of year	$197,644,659	$6,660,388	$59,709,516	$82,691,111	$39,934,206	$386,639,880

See accompanying notes.

Stanley Account Value Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	Stanley Stock Fund	Loan Fund	Cornerstone Fund	Unallocated Stanley Stock Fund	Mutual Funds	Total
Additions
Investment income:
Dividends	$5,236,905	$—	$45,478	$7,331,906	$—	$12,614,289
Interest	67,947		198,035	1,306	344,101	611,389
	5,304,852		243,513	7,333,212	344,101	13,225,678

Employee contributions	4,600,004				9,089,218	13,689,222
Employer contribution (non-cash)	5,651,982		9,246,946			14,898.928
	15,556,838		9,490,459	7,333,212	9,433,319	41,813,828
Deductions
Withdrawals	(60,100,423)		(4,607,334)			(64,707,757)

Net depreciation	(64,948,344)		(3,762,092)	(89,033,452)	(3,447,224)	(161,191,112)
Administrative expenses	(630,163)		(71,443)		(75,662)	(777,268)
Amortization expense				(94,379)		(94,379)
Interest expense				(11,236,024)		(11,236,024)
	(125,678,930)		(8,440,869)	(100,363,855)	(3,522,886)	(238,006,540)

Transfer from The Stanley Works Retirement Plan			28,686,008			28,686,008
Usage of surplus assets to fund contributions			(15,179,791)			(15,179,791)
			13,506,217			13,506,217
Interfund transfers in (out)	5,452,891	(484,507)	3,660,357	(9,366,982)	738,241	—
Net increase (decrease)	(104,669,201)	(484,507)	18,216,164	(102,397,625)	6,648,674	(182,686,495)

Net assets available for benefits at beginning of year	285,650,521	6,959,008	35,670,676	170,455,797	19,805,715	518,541,717
Net assets available for benefits at end of year	$180,981,320	$6,474,501	$53,886,840	$68,058,172	$26,454,389	$335,855,222

See accompanying notes.

Stanley Account Value Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The Stanley Account Value Plan (the "Plan"), which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of The Stanley Works and its U.S. affiliates (the "Company"). The participating units of employees are listed in the Plan.

Each year, subject to certain additional limitations, participants may contribute to the Plan through pre-tax payroll deductions up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees have the option of making after-tax contributions to the Plan. Pre-tax contributions are matched in an amount equal to 50% of the participant's pre-tax contributions for a year up to a maximum matching allocation of 3½% of the participant's compensation for the year. A participant's contributions and matching allocations are allocated to a "Choice Account." Effective March 1, 2003, under certain circumstances, participants who have attained age 50 are permitted to make additional, pre-tax contributions ("Catch-up Contributions") to the Plan. Catch-up Contributions may exceed certain limitations imposed under the Code and the Plan's percentage limit. Catch-up Contributions are not eligible for matching allocations.

All participant contributions and rollover contributions that are first credited to a participant's Choice Account as of a date after June 30, 1998 may be invested as directed by the participant in one or more of the investment options made available by the Plan administrator. Prior to September 2002, all participant contributions and rollover contributions first credited to a participant's Choice Account as of a date prior to July 1, 1998, and all matching allocations credited to a participant's Choice Account, were invested automatically in the Stanley Stock Fund ("Previously Restricted Funds"). Effective September 2002, a participant may direct the investment among the investment funds made available by the Plan administrator, including the Stanley Stock Fund, of 12.50% of the Previously Restricted Funds credited to the participant's Choice Account as of August 6, 2002, (excluding the portion of the Previously Restricted Funds attributable to the participant's outstanding loan balance as of August 6, 2002) that were vested on August 6, 2002 ("Vested Previously Restricted Funds"). Effective in each of the three succeeding months, a participant may direct the investment of an additional 12.50% of the Vested Previously Restricted Funds. Therefore, by December 2002, 50% of a participant's Vested Previously Restricted Funds is available for investment direction by the participant. After December 2002, a participant continues to have the right to direct the investment among the investment funds available under the Plan, including the Stanley Stock Fund, of 50% of the value of the Vested Previously Restricted Funds. The portion of a participant's Choice Account attributable to Previously Restricted Funds that was not made available for investment direction by a participant by December 2002, and any matching allocations that are first credited to the participant's Choice Account after August 6, 2002, are invested automatically in the Stanley Stock Fund and are not ordinarily subject to a participant's direction as to investment. However, under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan is entitled to direct the investment of a portion of those funds.

The contribution allocations credited to a participant's Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant's after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of The Stanley Works for the period or periods during which they are invested or reinvested, prior to April 1, 1999, in common stock of The Stanley Works or, after March 31, 1999, in the Stanley Stock Fund. (Prior to April 30, 2001, the guarantee was provided for certain participants under The Stanley Works Retirement Plan. Effective April 30, 2001, the guarantee is provided through the

Stanley Account Value Plan

Notes to Financial Statements  (continued)

1. Description of the Plan (continued)

Pension Plan for Hourly Paid Employees of The Stanley Works). This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

The following investment funds are offered under the Plan for those funds in the Choice Account that are subject to participant direction:

Stanley Stock Fund—Consists of common stock of The Stanley Works, along with a minor portion in cash for transaction purposes. This stock is traded on the New York and Pacific Stock Exchanges under the symbol SWK.

Mutual Funds

NTGI S&P 500 Index Fund—Seeks long-term growth, subject to the short-term fluctuations characteristic of the stock market. The fund invests in most of the Standard & Poors 500 (S&P 500), as well as other investments whose value is based on S&P 500 stocks.

Invesco Retirement Trust Stable Value Fund—Seeks liquidity and safety of principal, while providing a higher return than is typically offered by money market funds. The fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions.

American Funds EuroPacific Growth Fund—Seeks long-term growth, subject to the risks involved in investing outside of the United States, such as currency fluctuations, political instability, differing securities regulations and periods of liquidity.

Fidelity Small Cap Independence Fund—Seeks long-term growth, subject to the short-term fluctuations characteristic of the small stock market. The fund invests in securities of small U.S. capitalization companies in various industries.

Cornerstone Fund

In 1998, the Plan was amended to provide separate allocations for eligible participants. A participant is not eligible for these separate allocations ("Cornerstone Account allocations") if he or she is covered under a collective bargaining agreement, eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of The Stanley Works, an employee of Stanley Security Solutions, Inc. (formerly, Best Lock Corporation) at Lincoln, Nebraska, an employee of Contact East, Inc. (other than an employee of Contact East, Inc. who was employed by Jensen Tools, Inc. on December 29, 2001), an employee with Automatic Door Systems at Dallas, Texas or an employee with Stanley Door Systems at Garland, Texas. Under this arrangement, eligible participants currently receive annual allocations to Cornerstone Accounts of 3%, 6% or 9% of compensation depending upon age. Effective June 1, 2001, additional Cornerstone Account allocations are required for active participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. The amount of this additional annual allocation is a percentage of pay based on age and service as set forth in the Plan. Also, certain additional allocations may be made to Cornerstone Accounts in a particular year for designated groups of participants. Assets of the Cornerstone Fund are invested in professionally managed diversified investment funds, and these assets are not ordinarily subject to investment direction by participants.

Distributions and Vesting

Participants are fully vested as to amounts in their accounts attributable to their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the matching allocations made on their behalf once they have completed 3 years of service with no vesting in the

Stanley Account Value Plan

Notes to Financial Statements  (continued)

1. Description of the Plan (continued)

matching allocations before completion of 3 years of service. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the Cornerstone Account allocations made on their behalf once they have completed 5 years of service with no vesting in the Cornerstone Account allocations before completion of 5 years of service. However, due to partial termination status of the Plan in 2003, any participant who terminated employment during 2003 was vested in 100% of the value of any matching allocations and/or Cornerstone Allocations made on his/her behalf, regardless of length of service.

Benefits generally are distributed upon termination of employment. Normally, a lump-sum distribution is made in cash or shares of the Company's Common Stock (hereinafter referred to as Common Stock, Stanley Stock, or shares), at the election of the participant, from the Stanley Stock Fund.

Effective January 26, 2003, during the quarterly blackout periods enforced by the Company with respect to trading in Stanley Stock by insiders, the Plan prohibits a restricted participant, as defined in the Plan, from transferring any portion of his of her Choice Account balance into or out of the Stanley Stock Fund, or obtaining a loan, distribution or withdrawal from the Plan to the extent that the loan, distribution or withdrawal would result in the disposition of all or a portion of the participant's interest in the Stanley Stock Fund.

During active employment, subject to financial hardship rules, participants may withdraw a portion of the vested amounts in their Choice Accounts. Under certain circumstances, a participant who has attained age 55 and completed 10 years as a participant in the Plan may withdraw a portion of the funds held in the participant's Choice Account.

Loan Fund

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant's highest outstanding loan balance during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed, which is payable, through payroll deductions, over a term of not more than five years. Participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. Only one loan per participant may be outstanding at any time, unless more than one loan was transferred or rolled over to the Plan on the participant's behalf from another plan sponsored by an entity that was acquired by The Stanley Works.

If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the loan outstanding, and the distribution shall fully discharge the Plan with respect to the participant's account value attributable to the outstanding loan balance.

Unallocated Stanley Stock Fund

The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 3 and 4) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company's treasury and previously unissued shares. The shares purchased from the proceeds of the loans were placed in the Unallocated Stanley Stock Fund (the "Unallocated Fund"). Under the 1989 loan agreement, the Company guaranteed the loan and was obligated to make annual contributions sufficient to enable the Plan to repay the loan plus interest. Both of the loan agreements were refinanced effective June 30, 1998.

Monthly transfers of shares of Stanley Stock are made from the Unallocated Fund for allocation to participants based on the portion of principal and interest paid under each loan for the month. Dividends

Stanley Account Value Plan

Notes to Financial Statements  (continued)

1. Description of the Plan (continued)

received on allocated and unallocated shares of Stanley Stock and participant and Company contributions are used to make payments under the loans. If dividends on the allocated shares are applied to the payment of debt service, a number of shares of Stanley Stock having a fair market value at least equal to the amount of the dividends so applied are allocated to the Choice Accounts of participants who would otherwise have received cash dividends.

The fair market value of shares of Stanley Stock released from the Unallocated Fund pursuant to loan repayments made during any year, along with contributions made during that year that are not used to repay the loan may exceed the total of participant contributions, matching and Cornerstone allocations (other than allocations attributable to forfeitures or to amounts held in the temporary account (See Note 4)), and cash dividends on allocated shares of Stanley Stock applied to the payment of a loan for the year. If that occurs, such excess value is allocated in shares of Stanley Stock, based on relative compensation, among the participants who are employed by the Company on the last day of the year and who are not covered by a collective bargaining agreement or by the Pension Plan for Hourly Paid Employees of The Stanley Works.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan, a Plan participant will in effect be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

The Stanley Works reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.

The Plan sponsor maintains separate accounts for each participant. Such accounts are credited with each participant's contributions, matching allocations, Cornerstone Account allocations, related gains, losses, dividend income, and loan activity.

At December 31, 2003 and 2002, benefits payable to terminated vested participants who had requested their payments were $258,204 and $928,502, respectively.

2. Significant Accounting Policies

Investments

The Plan is accounted for on the modified cash basis, as the carrying amounts of all investments are adjusted to fair value. The Plan investments consist predominantly of shares of Stanley Stock. Stanley

Stanley Account Value Plan

Notes to Financial Statements  (continued)

2. Significant Accounting Policies (Continued)

Stock is traded on a national exchange and is valued at the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value which equals the quoted market price on the last business day of the plan year. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.

The assets of the Plan are held in trust by an independent corporate trustee, Citibank, N. A. (the "Trustee") pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Investments representing 5% or more of the fair value of net plan assets are as follows:

	December 31, 2003	December 31, 2002
The Stanley Works - common stock	$450,125,584	$424,117,199
NTGI Russell 3000 Index Fund	$30,348,870	$19,281,275

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Dividend Income

Dividend income is accrued on the ex-dividend date.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company.

3. Debt

Debt consisted of the following at December 31:

	2003	2002
Notes payable in monthly installments to 2009 with interest at 6.07%	$12,850,763	$17,350,763
Notes payable to the Company in monthly installments to 2028 with interest at 6.09%	160,975,844	163,475,841
	$173,826,607	$180,826,604

During 1998, notes payable to financial institutions were refinanced, resulting in a reduction in the interest rate, extension of the maturity and a prepayment penalty of $2,831,378, which is being amortized over the remaining term of the debt. Concurrently, notes payable to the Company were restructured, resulting in a reduction in the interest rate and extension of the maturity. Additionally, the Plan borrowed funds from the Company to pay the prepayment penalty.

The scheduled maturities of debt for the next five years are as follows: 2004—$6,900,000; 2005—$7,149,996; 2006—$8,400,000; 2007—$8,300,004 and 2008—$6,680,004.

The number of shares held in the Unallocated Fund is reduced as shares are released to the Stanley Stock Fund pursuant to principal and interest payments. During 2003 and 2002, 453,500 and 472,400 shares, respectively, were released and at December 31, 2003 and 2002, 6,711,139 and 7,126,731 shares, respectively, are unallocated.

Stanley Account Value Plan

Notes to Financial Statements  (continued)

3. Debt (Continued)

Payment of the Plan's debt has been guaranteed by the Company. Should the principal and interest due exceed the dividends paid on shares in the Stanley Stock and Unallocated Funds, and employee and Company matching contributions, the Company is responsible for funding such shortfall.

4. Transactions with Parties-in-Interest

As a result of the termination and liquidation of another plan sponsored by the Company, The Stanley Works Retirement Plan ("Retirement Plan"), a portion of the surplus assets of the terminated Retirement Plan was transferred to the Stanley Account Value Plan, effective August 31, 2002, pursuant to Internal Revenue Code Section 4980(d). Such transferred assets that were not used to fund allocations under the Plan in 2002 were credited to a temporary account and, together with any investment earnings thereon, are used to fund certain allocations under the Plan no less rapidly than ratably over each of the six subsequent Plan years. During 2003, $9,246,946 was used to fund 2002 employer Cornerstone contributions. An additional $8,985,351 was allocated for 2003 employer Cornerstone contributions which will be funded in 2004.

Fees paid during 2003 and 2002 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees paid by the Plan during 2003 and 2002 were $602,767 and $777,268, respectively.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. In 1998, the Plan borrowed $2.8 million from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $12,385,563 and $11,763,175 of principal and interest payments related to such debt in 2003 and 2002, respectively. At December 31, 2003 and 2002, $160,975,844 and $163,475,841, respectively, was outstanding on such debt.

5. Income Tax Status

The Internal Revenue Service has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the IRC to maintain its qualification. The Finance and Pension Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. An application for an updated IRS determination letter regarding the Plan is currently pending.

6. Reclassifications

Certain prior year balances in the statement of net assets available for benefits and statement of changes in net assets available for benefits have been reclassified to reflect current year presentation.

7. Subsequent Events

Effective with respect to matching allocations that are first credited to a participant's Choice Account as of a date after December 31, 2003, the Plan has been amended to provide that 50% of such matching allocations will be invested in the Stanley Stock Fund and the remaining 50% will be invested according to the participant's directions with respect to his or her own contributions to the Plan.

Effective January 1, 2004, State Street Global Advisors (SSgA) now provides all mutual fund investment options in the Stanley Account Value Plan. The change was made to provide a broader range of investment choices in addition to providing continuity to participants with their existing investment selections by replacing previous mutual funds with SSgA equivalents that have similar investment goals and strategies.

Stanley Account Value Plan

Notes to Financial Statements  (continued)

8. Employer and Employee Contributions

The Company has determined that employee contributions and employer contributions for the plan year-end December 31, 2002 required reclassification. Specifically, it was determined that the amounts per the Trustee report did not properly reflect this contribution activity and therefore, reclassification of the amounts was necessary. As a result, employer contributions into the Stanley Stock Fund and the Cornerstone Fund increased by $4,131,690 and decreased $1,445,997, respectively, while employee contributions to the Stanley Stock Fund decreased by $2,685,693. Similarly, given the actual flow of cash between funds, interfund transfers into the Stanley Stock Fund decreased by $1,445,907, while interfund transfers into the Cornerstone Fund increased by the same amount. Amounts for 2003 already properly reflected this activity and the impact of these interfund movements and therefore, reclassification was not necessary.

Stanley Account Value Plan

Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)

EIN-06-0548860

December 31, 2003

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Common Stock:
The Stanley Works*	11,886,073 shares of Common Stock; par value $2.50 per share	$244,193,889	$450,125,584

Citibank, N.A.*	Short-Term Investment Fund — Pooled Bank Fund	18,032,041	18,032,041

Mutual Funds:
NTGI S&P 500 Index Fund	NTGI S&P 500 Index Fund	13,476,584	14,093,364

Invesco Retirement Trust Stable Value Fund	Invesco Retirement Trust	13,320,395	13,320,395

American Funds Euro Pacific Growth Fund	Euro Pacific Growth Fund	5,355,587	5,774,284

Fidelity Small Cap Independence Fund	Fidelity Select Small Capitalization Pool	5,499,925	6,776,279

NTGI Russell 3000 Index Fund	Russell 3000 Fund	26,887,891	30,348,870

NTGI Aggregate Bond Index Fund	Fixed Income Fund	11,663,976	13,005,700
Total investments		338,430,288	551,476,517

Loans to participants*	Promissory notes at prime rate with maturities of up to ten years		6,587,819
Total		$338,430,288	$558,064,336

*Indicates party-in-interest to the Plan.

Stanley Account Value Plan

Schedule H, 4(j)—Schedule of Reportable Transactions

EIN 06-0548860

Year ended December 31, 2003

Identity of Party Involved	Purchase Description of Assets	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss) (1)

Category (iii) — Series of transactions in excess of 5 percent of plan assets

Citibank, N.A.*	Russell 3000 Equity
	Index Fund		$32,223,784	$32,223,784

(1) Net gain represents gross gain minus transaction costs.

There were no category (i), (ii) or (iv) reportable transactions during 2003.

* Indicates party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Account Value Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

The Stanley Works Account Value Plan

Date: June 28, 2004	By: /s/ Mark Mathieu
Mark Mathieu Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm